Exhibit 99.2

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

($ in thousands)

Twelve Months Ended March 31, 2004

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:

Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3763
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6237
Pre-Tax Preferred Stock Dividends	$2,116

FIXED CHARGES:

Interest Expense	$44,231
Amortization of Debt Premium, Discount and Expense	518
Interest Component of Rentals	698

Total Fixed Charges	45,447
Pre-Tax Preferred Stock Dividends	2,116

Total Fixed Charges and Preferred Stock Dividends	$47,563

EARNINGS:

Net Income before Dividends on Preferred Stock	$98,675
Add:
Income Taxes Applicable to Utility Operating Income	60,677
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses) — Net	(1,146)
Total Fixed Charges	45,447

Total Earnings	$203,653

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.3